2 March 2023

Notice of 2023 Annual General Meeting

RELX PLC (the “Company”) has today published its Notice of 2023 Annual General Meeting (the “Notice of AGM”) on the Company’s website at www.relx.com. The 2023 Annual General Meeting will be held at 9.30am on Thursday, 20 April 2023.

The Notice of AGM will shortly be available for inspection on the National Storage Mechanism at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

The Notice of AGM is expected to be mailed to the Company’s shareholders on 10 March 2023, alongside the Annual Report 2022 including Financial Statements and Corporate Governance Report, to those who have elected to receive a hard copy. From this date, hard copies of the Notice of AGM may be obtained, free of charge, from the Company’s registered office, 1-3 Strand, London, WC2N 5JR, or by submitting a request to Company.Secretariat@relx.com.

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724

Notes for Editors

About RELX

RELX is a global provider of information-based analytics and decision tools for professional and business customers. RELX serves customers in more than 180 countries and has offices in about 40 countries. It employs more than 35,000 people, of whom over 40% are in North America. The shares of RELX PLC, the parent company, are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX. The market capitalisation is approximately £48bn, €54bn, $57bn.

*Note: Current market capitalisation can be found at http://www.relx.com/investorcentre

RELX PLC 1-3 Strand London WC2N 5JR United Kingdom